PE 8-1-02

File No. 1-12858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2002

PEPSI-GEMEX, S.A. DE C.V.
(Exact name of registrant as specified in its charter)

Avenida Acoxpa No. 69
Col. San Lorenzo Huipulco
Delegación Tlalpan
14370 México, D.F.
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __x__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Exhibit Index on Page 4

I

On August 13, 2002, the Company issued the attached press release which is being furnished in accordance with the requirements of Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 14, 2002

PEPSI-GEMEX, S.A. de C.V.

By: ______________________

Luis Alejandro Bustos Olivares
Authorized Signatory

Exhibit Index

Exhibit No.	Description	Page
1.	Press release, dated August 13, 2002, of the Company announcing that it had been informed by its principal shareholders of their agreement with The Pepsi Bottling Group on the enterprise value of Pepsi-Gemex.	5

Press Release

PEPSI-GEMEX

Contact: Irma Montemayor
Pepsi-Gemex, S.A. de C.V.
Phone: (52 555) 627-8610
Fax: (52 555) 627-8613
e-mail: imontemayor@pepsigemex.com.mx

Acoxpa 69
Col. San Lorenzo Huipulco
14370 Mexico, D.F.
Phone: 627-8600

FOR IMMEDIATE RELEASE

PRINCIPAL SHAREHOLDERS INFORM PEPSI-GEMEX OF THEIR AGREEMENT WITH THE PEPSI BOTTLING GROUP ON ENTERPRISE VALUE OF PEPSI-GEMEX

MEXICO CITY, MEXICO August 13, 2002 – Pepsi-Gemex, S.A. de C.V. (NYSE: GEM; BMV: PEPSIGX) announced today that it has been informed by Enrique C. Molina, its controlling shareholder and the Chairman of its Board of Directors, and PepsiCo, Inc. (NYSE: PEP) that they have reached agreement with The Pepsi Bottling Group, Inc. (NYSE: PBG) on the enterprise value of Pepsi-Gemex. The Company announced on May 7, 2002 that it had been informed by these two shareholders that they had each reached a non-binding agreement with PBG regarding the possible acquisition by PBG of all of the outstanding shares of the Company through tender offers in the U.S. and Mexico.

The Company has been informed that, after PBG's completion of its due diligence and taking into account current market and business conditions in Mexico, PBG, Mr. Molina and PepsiCo have agreed to an enterprise value for

Pepsi-Gemex of 11.612 billion Mexican pesos. In addition, PepsiCo has elected to make a payment to PBG of 172.7 million Mexican pesos in connection with this transaction. The final tender offer price per share of Pepsi-Gemex will be based on the sum of this payment from PepsiCo and the enterprise value, minus the amount of consolidated net debt of the Company in place immediately prior to the commencement of the tender offers. In addition to customary conditions, the completion of the tender offers by PBG will be contingent upon Pepsi-Gemex having certain levels of consolidated net working capital, as adjusted and agreed to by the parties.

PBG has stated that cash tender offers are expected to be launched in the United States and Mexico by mid to late September subject to the approval by the U.S. Securities and Exchange Commission, the Comisión Nacional Bancaria y de Valores of Mexico and PBG's Board of Directors. Pepsi-Gemex intends to comply with its obligations under U.S. and Mexican law and regulations in connection with any proposed tender offers. PBG has stated that it anticipates that immediately prior to the commencement of the tender offers, the principal shareholders of Pepsi-Gemex, Mr. Molina and PepsiCo, each will sign agreements to participate in the tender offers at the same price per share for all participants. Mr. Molina and PepsiCo hold 43 and 34 percent, respectively, of the Company's outstanding shares.

Pepsi-Gemex's current operations encompass the Mexico City metropolitan area, and portions of the adjacent states of Mexico, Hidalgo, Queretaro and Guanajuato, the southwestern states of Guerrero and Morelos, the southeastern states of Campeche, Yucatan and Quintana Roo, the central states of Aguascalientes, Zacatecas, Durango and San Luis Potosí, and the Northeastern states of Nuevo León, Coahuila, Tamaulipas and portions of the states of Chihuahua and Veracruz.

Pepsi-Gemex is one of Mexico's largest soft drink producers. The Company produces Pepsi, Mirinda, KAS, Seven-Up, Manzanita Sol, Power Punch, Garci Crespo and San Lorenzo mineral waters and Squirt. The Company also offers Seagram products to its customers and owns Mexico's largest purified water company, Electropura. Pepsi-Gemex shares trade on the Mexican Stock Exchange and the New York Stock Exchange.

This release may contain forward-looking statements. Such forward-looking statements, which reflect the Company's current views of future events and financial performance, involve known and unknown risks and uncertainties that may cause the Company's actual results to be materially different from planned or expected results. Those risks and uncertainties include but are not limited to: competition, consumer demand, seasonality, economic conditions and government activity. Investors should take such risks into account when making investment decisions.

ADDITIONAL INFORMATION

If the proposed tender offers are commenced, the Company will file a solicitation/recommendation statement on Schedule 14D-9 and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT IF FILED BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the Schedule 14D-9 (if filed) and other documents filed by the Company with the Commission at the Commission's reference room at 400 Fifth Street, N.W., Washington, D.C. 20049.

If you would like more information, or if you wish to obtain free copies of the Schedule 14D-9 (if filed with the Commission), you can direct your request to:

# # #

In Mexico: Irma Montemayor

Pepsi-Gemex, S.A. de C.V.

011-52-555-627-8610

E-mail: imontemayor@pepsigemex.com.mx

Outside Mexico: Jonathan Wolfe

The Abernathy MacGregor Group

212-371-5999

E-mail: jcw@abmac.com